Exhibit 99.1

Eco Wave Power Continues to Advance Toward Key Operational Milestones,

Reports Third Quarter 2022 Financial Results

Official Opening of EWP-EDF One Project in Israel Nears;

Company Creating Strong U.S Presence Via Upcoming AltaSea Pilot at the Port of Los Angeles, While Reinforcing its Planned Projects in Europe

Stockholm, Sweden, November 30, 2022 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (Nasdaq: WAVE), a leading, publicly traded onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity, today provided a corporate update and reported financial results as of and for the three and nine months ended September 30, 2022.

Management Commentary

“Eco Wave Power’s onshore and nearshore technology is much simpler than legacy offshore wave energy generation technologies and is thus cost-effective, creating the potential to tap thousands of miles of shoreline and utilize hundreds of thousands of breakwaters, jetties, piers, and other marine structures to create clean, renewable, energy from the ocean. As a result, Eco Wave Power is expeditiously advancing with its core projects in Israel, the United States, and the European Union, while simultaneously operating towards the creation of legal frameworks and policies meant to accelerate the implementation and adoption of the wave energy sector,” commented Inna Braverman, Founder and Chief Executive Officer.

“Our EWP-EDF One project in Jaffa Port Israel (in collaboration and co-investment from the Israeli Energy Ministry and EDF Renewables IL) nears completion, and on November 28th, the project was visited by the Director of Engineering Supervision of Low and High Voltage from the Israeli Electric Authority to instruct the Company regarding the final electrical inspection necessary for Eco Wave Power to receive the approval of sending electricity from the waves to the Israeli national electric grid for the first time in the history of Israel,” commented Ms. Braverman.

Simultaneously, the energy conversion unit of Eco Wave Power’s pioneering technology and the first floater have arrived, fully assembled, to the Port of Los Angeles, and are currently being set up as a static display by Eco Wave Power’s engineering team, which arrived in Los Angeles to accelerate the process. After a pre-defined time in which the conversion unit will serve for educational purposes to all relevant entities in AltaSea in the Port of Los Angeles, the Company will produce seven additional floaters in California, to be installed on a dedicated real-conditions site within the Port, serving as the first Eco Wave Power implementation in the United States, and creating wave energy related workplaces in the region.

In Europe, Eco Wave Power is also showing significant progress. In Portugal, after obtaining the licenses for the operation and grid connection of the first 1MW in the city of Porto from Direção-Geral de Energia e Geologia (DGEG), the Company has retained the services of Efiki Partners, to produce a social-economic report for its’ first 1MW, which will enable the Company to receive the final required license for the project, the Título de Utilização de Recursos Hídricos (TURH) license, which is expected to be granted by Administração dos Portos do Douro, Leixões e Viana do Castelo, SA (APDL) (the site owner) once report is completed, to the satisfaction of all parties.

In Port Adriano in Spain, as per the terms of the Concession Agreement which was entered between the Company and Port Adriano in April 2022, the Company has commenced an in-depth feasibility study in the Port. Once the study is fully completed with favorable results, the parties will enter discussions regarding the licensing requirements and financial terms of the planned 2MW project. In the interim, the Port has been awarded the prestigious Innovation Award by the Port Authority of the Balearic Islands. The prize recognizes the best idea linked to technological progress that has been projected or implemented in any port of the Balearic Islands during this year.

The originality, feasibility, and the technological contribution to solving problems or inefficiencies in ports and marinas in terms of environment and safety have been the elements that were valued by the jury of the Innovation Award, which decided to award Port Adriano for its planned implementation of the Eco Wave Power’s pioneering technology.

At the same time, the Company has also signed a feasibility study agreement for a potential 1MW project in Morocco, to be finalized in the next few months. The project is expected to move forward upon favorable results from the feasibility study for the selected site.

Ms. Braverman added that, “It is interesting that once Gibraltar adopted legislation and enabled implementation of our wave energy technology, it served as an immediate catalyst for neighboring jurisdictions to do the same. Portugal, Spain and Morocco are all countries that neighbor Gibraltar and have all entered different agreements with Eco Wave Power for the promotion of our pioneering technology in their respective countries. I have always commented that one of the most significant barriers for the commercialization of wave energy is lack of wave energy related regulations and legislation, and the case of Gibraltar makes me extremely optimistic, as I am seeing that a good project is ’contagious’, and once we execute a project in one country, other countries will follow, thereby slowly removing this barrier.”

The Company is also progressing with different R&D grants that have been secured in the past and continues to receive new grants. This includes the grant from Innovate UK in collaboration with the University of Queen Marry in London, The Green Deal grant secured by the ILIAD consortium, Eco Wave Power’s participation in a grant for the production of an in-depth feasibility study for a 1MW wave energy power plant in Halki island in Greece, a grant for Eco Wave Power’s participation for the planning of a project in Heraklion Port in Greece, and a new grant by ERDF (European Union Regional Development Fund) called “Ports Towards Energy Self Sufficiency” (PORTOS) that was approved for a research project in Porto, led by the University of Porto, on November 24, 2022.

“The above shows that world governments continue to embrace clean energy as key to our economic vitality,” said Ms. Braverman. “Our progress in Europe and the U.S., combined with new policies that are being adopted, and new grants obtained for wave energy research and implementation reinforces the rising commitment for the commercialization of wave energy. We believe that as our technology becomes more widely adopted, it will lead to wave energy commercialization, and the acceptance of wave energy, as a significant part of the world’s renewable energy mix.”

“I have been highlighting the importance of the wave energy sector at high profile events around the world, including the WIRED Impact Conference in London, and each engagement creates more believers. The hard work of 2022 is expected to translate to growth in 2023,” concluded Ms. Braverman

First Nine Months 2022 Financial Overview

●	For the nine months ended September 30, 2022, revenues were $26,000 compared to $31,000 in the same period last year, with revenue in both periods related to feasibility study services in Asia. The Company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions, in addition to the Company’s WEC technology. These services currently include feasibility studies for potential clients of WEC technology.

●	Operating expenses were $2.8 million, up 32% year-over-year.

o	Research and development expenses were $755,000 compared to $516,000 in the same period last year. Research and development costs increased due to a non-recurring loss of $278,000 pertaining to a disposal of the floater mechanisms of the Gibraltar wave energy array, due to the relocation of the Gibraltar Conversion Unit to the Port of Los Angeles. The floater mechanisms of the Gibraltar power station were sent to steel recycling, while the conversion unit was fully overhauled and refurbished and shipped to Los Angeles. Eco Wave Power intends to develop and supply new and upgraded floaters for its planned pilot in AltaSea’s premises in the Port of Los Angeles, to optimally meet the local marine conditions.

o	Sales and marketing expenses were $435,000 compared to $314,000 in the same period last year.

o	General and administrative expenses were $1,610,000 compared to $1,290,000 in the same period last year. This increase was mainly the result of an increase in insurance costs as well as an increase in professional services expenditures associated with the capital reorganization in 2021.

o	Other income of $18,000 was generated mainly from management fees in a joint venture.

●	Operating loss was $2.8 million compared to $2.1 million in the same period last year.

●	Net loss was $2.0 million, or $0.05 per basic and diluted share, compared to a net loss of $1.8 million, or $0.05 per basic and diluted share in the same period last year.

●	The Company ended the period with $10.8 million in cash and cash equivalents and short-term bank deposits as of September 30, 2022, compared to $14.6 million as of December 31, 2021.

Capital Markets

As previously announced, Eco Wave Power has completed the transition to a single exchange for trading in its securities. The last day of trading for the Company’s common shares on Nasdaq First North was June 13, 2022, and beginning on June 14, 2022, Eco Wave Power’s only listed securities are its American Depositary Shares (“ADSs”) which trade on the Nasdaq Capital Market under the ticker “WAVE”.

Conference Call and Webcast Information

Eco Wave Power’s CEO Inna Braverman will host a conference call to discuss the financial results and outlook on Thursday, December 1, 2022, at 9 a.m. Eastern time.

●	The dial-in numbers for the conference call are 877-545-0523 (toll-free) or 973-528-0016. If requested, please provide participant access code: 547341

●	The event will be webcast live, available at: https://www.webcaster4.com/Webcast/Page/2922/47163

A replay will be available by telephone approximately two hours after the call's completion until Thursday, December 15, 2022. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 47163. The archived webcast will also be available on the investor relations section of the Company’s website.

Individual Meeting Information

In an effort to increase relations with institutional investors, management has dedicated time to hosting individual meetings with portfolio managers and analysts on December 1, 2022. If you are interested in scheduling a meeting with management, please contact wave@fnkir.com.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 327.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s ADSs are traded on the Nasdaq Capital Market under the ticker “WAVE”.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

inna@ecowavepower.com+97235094017

Aharon Yehuda, CFO

aharon@ecowavepower.com

Investor Relations contact:

Matt Chesler, FNK IR

+1 646 809 2183
wave@fnkir.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses: the Company’s pipeline of projects and timelines related to them, including with respect to projects located in Israel, the Port of Los Angeles and in the European Union and a potential project in Morocco and Greece; producing additional floaters in California and creating wave energy related workplaces; the granting of a license in connection with the Company’s project in Portugal; that the Company’s technology becoming more widely adopted will lead to wave energy commercialization and acceptance of wave energy as a significant part of the world’s renewable energy mix. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the on the SEC’s website, www.sec.gov.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	September 30 2022	December 31 2021
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5,834	14,621
Short term bank deposits	5,017	-
Restricted short-term bank deposits	73	70
Other receivables and prepaid expenses	309	389
TOTAL CURRENT ASSETS	11,233	15,080

NON-CURRENT ASSETS:
Property and equipment, net	709	1,194
Right-of-use assets, net	16	101
Investments in a joint venture accounted for using the equity method	386	272
TOTAL NON-CURRENT ASSETS	1,111	1,567
TOTAL ASSETS	12,344	16,647

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term loans from related party	1,139	220
Current maturities of other long-term loan	30	-
Accounts payable and accruals:
Trade	92	46
Other	558	510
Current maturities of lease liabilities	43	127
TOTAL CURRENT LIABILITIES	1,862	903

NON-CURRENT LIABILITIES:
Long-term loans from related party, net of current maturities	-	882
Other long-term loan	86	129
TOTAL NON-CURRENT LIABILITIES	86	1,011

TOTAL LIABILITIES	1,948	1,914

EQUITY:
Common shares	98	98
Share premium	23,121	23,121
Foreign currency translation reserve	(2,429)	(103)
Accumulated deficit	(10,394)	(8,383)
TOTAL EQUITY	10,396	14,733
TOTAL LIABILITIES AND EQUITY	12,344	16,647

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021
	In USD thousands		In USD thousands
REVENUES	-	-	26	31
COST OF REVENUES	-	-	(22)	(27)
GROSS PROFIT	-	-	4	4
OPERATING EXPENSES
Research and development expenses	(120)	(161)	(755)	(516)
Sales and marketing expenses	(135)	(94)	(435)	(314)
General and administrative expenses	(424)	(575)	(1,610)	(1,290)
Other income	3	-	18	-
Share of net loss of a joint venture accounted for using the equity method	(6)	(1)	(16)	(1)
TOTAL OPERATING EXPENSES	(682)	(831)	(2,798)	(2,121)

OPERATING LOSS	(682)	(831)	(2,794)	(2,117)

Financial expenses	(11)	(8)	(42)	(44)
Financial income	113	324	825	405
FINANCIAL INCOME (EXPENSES) - NET	102	316	783	361

NET LOSS	(580)	(515)	(2,011)	(1,756)

ATTRIBUTABLE TO:
The parent company shareholders	(580)	(515)	(2,011)	(1,756)
	(580)	(515)	(2,011)	(1,756)

	In USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.01)	(0.01)	(0.05)	(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	44,394,844	44,394,844	38,284,143